FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of June 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant's name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	IPB valued at CZK 34.2 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 10, 2008	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

IPB valued at CZK 34.2 billion

Prague/ London, 9th June, 2008—The tribunal for the IPB investor protection treaty claim published its expert determination of the value of a recapitalised IPB. The amount is CZK 34.2 billion as of 16 June 2000, the date that IPB was placed in forced administration. The tribunal made this determination pursuant to the November 2006 settlement agreement between the Czech Republic and Nomura concerning the claims between them arising from the forced administration of IPB and the transfer of its enterprise to CSOB.

The value determination is the final step in the resolution of the almost 8-year dispute between Nomura and the Czech Republic arising from IPB, and Nomura looks forward to the full resumption of its co-operation with the Czech Republic.

Under the settlement agreement, the Czech Republic shall pay to Nomura CZK 2.8 billion plus interest as a result of the value determination. This amount was derived from the value of IPB at the time of forced administration.

In March 2006, the treaty tribunal issued its award on the merits of Nomura's claim. The tribunal concluded that IPB's failure was caused by state subsidies to its competitors and the Czech Republic's failure to negotiate in good faith a resolution of the resulting crisis, which constituted unfair and inequitable treatment in violation of international law.

Ends

For further information please contact:

Name	Company	Telephone
Jiri Hrabovsky	Ewing Public Relations.	+42(0) 603 291 008

Nichola Scola	Nomura International plc.	+44(0) 20 7521 2480

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.